Exhibit 99.1

KE Holdings Inc. Announces Proposed Dual Primary Listing on The Stock Exchange of Hong Kong Limited

BEIJING, China, May 4, 2022 — KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced the proposed dual primary listing of its Class A ordinary shares, par value US$0.00002 per share (the “Shares”) by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “SEHK”). The Company’s American depositary shares (the “ADSs”), each representing three Shares, will continue to be primarily listed and traded on the New York Stock Exchange (the “NYSE”).

The Company has received a letter of in-principle approval to the listing application from the SEHK on May 4, 2022 (Beijing/Hong Kong Time) for the dual primary listing of the Shares on the Main Board of the SEHK. The listing document relating to the proposed dual primary listing of the Shares by way of introduction on the Main Board of the SEHK (the “Listing Document”) has been published on the website of the SEHK on May 5, 2022 (Beijing/Hong Kong Time). Subject to the final listing approval from the SEHK, the Shares are expected to commence trading on the Main Board of the SEHK on May 11, 2022 (Beijing/Hong Kong Time) under the stock code “2423”. The Shares will be traded in board lots of 100 Shares. Upon dual primary listing on the Main Board of the SEHK, the Shares listed on the Main Board of the SEHK will be fully fungible with the ADSs listed on the NYSE.

With respect to the proposed dual primary listing on the Main Board of the SEHK, Goldman Sachs (Asia) L.L.C. and China International Capital Corporation Hong Kong Securities Limited are acting as the joint sponsors. In addition, the Company has appointed Goldman Sachs (Asia) Securities Limited as the designated securities dealer and China International Capital Corporation Hong Kong Securities Limited as the alternate designated securities dealer to carry out bridging and other trading arrangements in good faith and on arm’s length terms with a view to contributing towards liquidity to meet demand for the Shares in Hong Kong and to maintain an orderly market for a period of three months, commencing on May 11, 2022 (Beijing/Hong Kong Time).

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The Company has arranged with its principal share registrar in the Cayman Islands and the Hong Kong share registrar for the removal of a portion of its Shares (which includes all of the Shares represented by ADSs) from its Cayman Islands share register and transfer to its Hong Kong share register at no additional cost to shareholders prior to the listing on the Main Board of the SEHK. Please refer to the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” of the Listing Document for further details.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike’s platform; competition in our industry; relevant government policies and regulations relating to our industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.